SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                    International Family Entertainment, Inc.
                                (Name of Issuer)

                 Class B Common Stock , Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    4595OM106
                                 (CUSIP Number)

                                 John E. Mulford
                Executive Vice President, Finance and Operations
                                Regent University
                          1000 Regent University Drive
                         Virginia Beach, Virginia 23464
                                 (804) 323-7447
           (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)
                                 August 1, 1997
            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                  NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE
         Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).


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                                                                Page 2



CUSIP NO. 45950M 10 6
                                  SCHEDULE 13D

1)       Names of Reporting Persons/S.S. or I.R.S. Identification
         Nos. of Above Persons

         Regent University - 54-1061178

2)       Check the Appropriate Row if a Member of a Group (See
         Instructions)
         (a)
         (b)

3)       SEC Use Only

4)       Source of Funds (SEE Instructions)

         OO

5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d)or 2(e)

6)       Citizenship or Place of Organization                 Virginia

         Number of           7) Sole Voting Power                0
         Shares Bene-
         ficially            8) Shared Voting Power              0
         Owned by
         Each                9) Sole Dispositive Power           0
         Reporting
         Person With         10)  Shared Dispositive Power       0


11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                 0

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (SEE Instructions)


13)      Percent of Class Represented by Amount in Row (11)


                 0

14)      Type of Reporting Person (SEE Instructions)

         CO


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                                                                       Page 3


Item 1.           Security and Issuer

         This statement relates to the Class B Common Stock, par value $0.01 per share (the "Class B Stock"), of International Family Entertainment, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 2877 Guardian Lane, Virginia Beach, Virginia 23450.

Item 5.           Interest in securities of the Issuer

         (a)      None

         (b)      Not Applicable.

         (c) On August 1, 1997, the transactions described in Item 4 of Amendment No. 4 of this Schedule 13D were consummated.

         (d)      Not Applicable.

         (e)      August 1, 1997






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                                                                       Page 4


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:             September 10, 1997

                                          REGENT UNIVERSITY



                                          By:      /s/John E. Mulford
                                                   -----------------
                                                   John E. Mulford
                                                   Executive Vice President -
                                                   Finance and Operations